Exhibit 4.42

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) made this 29th day of March 2018.

BETWEEN:

BIRKS GROUP INC., a corporation incorporated under the laws of Canada with its head office located at 2020 Boul. Robert-Bourassa, bureau 200, Montreal, Québec, Canada, H3A 2A5, herein represented by Jean-Christophe Bédos, duly authorized as he so declares;

(the “Company”)

AND:	Mr. Carlo Coda Nunziante, residing at Via Benedetto Marcello n.6, 20124 Milano (MI), Italy;

(the “Consultant”)

WHEREAS, the Company seeks assistance in Strategic Planning, Market and Competitor Intelligence; and

WHEREAS, Consultant has agreed to perform consulting work for the Company in Strategic Planning, Market and Competitor Intelligence;

NOW, THEREFORE, the parties hereby agree as follows:

1.	CONSULTANT’S SERVICES

1.1	Consultant shall work directly with the Company’s CEO and CFO, to provide to the Company the following services (“Consulting Services”):

1.1.1	consulting advice on the Company’s Strategic Planning and Business Strategies;

1.1.2	provide studies and analyses in Market and Competitor Intelligence; and

1.1.3	such other services that may be reasonably requested by the Company’s CEO or CFO.

1.2	In providing the Consulting Services, Consultant undertakes to furnish to the Company, his best advice, information, judgment and knowledge.

1.3	Consultant will be expected to travel to Canada to attend various meetings as may be requested from time to time by the Company’s CEO, CFO or Chairman.

2.	CONSULTANT’S STANDARD OF CARE

2.1

        Consultant represents that the Consulting Services shall be performed in a manner consistent with that level of care and skill ordinarily exercised by any professional consultants under similar circumstances at the time and location the Consulting Services are performed.

3.	CONSIDERATION

3.1	Fees. In consideration for the Consulting Services to be performed by Consultant under this Agreement, the Company will pay Consultant the following:

3.1.1	a fee of €9,650 (Euros) per month (“Fee”) for an average minimum of 80 hours of work per month; and

3.1.2	an administrative fee of 9.5% of the Fee.

Consultant shall submit written invoices to the Company for the Consulting Services on a monthly basis and indicate on the invoices any time spent in Canada providing the Consulting Services. The Company shall pay Consultant the amounts due pursuant to submitted invoices within fourteen (14) days after such invoices are received by the Company. Consultant shall however be solely responsible for its administrative and overhead costs and taxes.

3.2	Expenses. The Company will reimburse Consultant for the following direct out-of pocket expenses reasonably incurred by Consultant in the performance of the Consulting Services:

3.2.1	pre-approved lodging, meals and transportation expenses of Consultant in accordance with the Company’s travel policy as may be amended from time to time.

In no event shall these expenses exceed €5,000 (Euros) in any quarter without the prior written consent of Company.

3.2.2

Consultant shall submit written documentation and receipts itemizing the dates on which expenses were incurred on a monthly basis for expenses incurred during the previous month. The Company shall pay Consultant the amounts due pursuant to submitted reports within fourteen (14) days after a report is received by the Company.

4.	TAXES

4.1	Company will withhold from any payments it makes to Consultant under this Agreement, such amounts, if any, as it may be required to withhold or remit to appropriate tax authorities in Canada, the United States, Italy or any other country pursuant to applicable tax legislation.

4.2

        Company will be billed by Consultant and pay to Consultant the applicable Instituto Nazionale Previdenza social taxes which Consultant shall remit to the Italian authorities. For 2018, the applicable rate for such taxes is 2/3 of 25.72% up to total maximum taxes of €17,392 (Euros) on total gross Fees of €101, 428 (Euros).

5.	TERM

5.1

        This Agreement shall commence on April 1, 2018 and shall terminate on March 31, 2019, unless earlier terminated by either party hereto in accordance with this Agreement. Either party may terminate this Agreement upon sixty (60) days prior written notice. The parties may agree to renew this Agreement at least sixty (60) days prior to its expiration by mutual agreement in writing for additional one (1) year terms on the same terms and conditions as set forth herein; such renewal will take effect at the expiration of its then current term.

6.	PERMIT

6.1

        In the event that a work permit is required for Consultant to provide the Consulting Services, the Company will endeavour, on behalf of Consultant, to obtain applicable work permits required in order for Consultant to render the Consulting Services, provided that if the Company is unable to obtain such required work permits on behalf of Consultant, the Company shall not be held responsible or incur any liability under this Agreement or otherwise.

7.	COMPANY POLICIES

7.1	Consultant shall be advised of the Company’s applicable policies and agrees to comply with such policies in the performance of the Consulting Services.

8.	INDEPENDENT CONTRACTOR

8.1

        The relationship of Consultant to the Company in connection with the furnishing of the Consulting Services under this Agreement shall be that of an independent contractor. Consultant shall in no way be considered an employee, agent or legal representative of the Company for any purpose whatsoever. Consultant shall have sole responsibility for the payment of all applicable governmental taxes including federal, state, and local income taxes for fees it receives under this Agreement. Consultant does not have, and does not have the right to exercise, any authority to enter into any agreements for or on behalf of the Company.

9.	CONFIDENTIALITY

9.1

        In the course of performing Consulting Services, Consultant acknowledges that it will have access to and/or become familiar with confidential information. Confidential information means all information and know-how, whether or not in writing of a private, secret or confidential nature concerning the business or financial affairs of the Company and its affiliates, including, but not limited to, inventions, products, processes, methods, techniques, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs and customer and supplier lists. It also refers to and includes all files, letters, reports, analyses, compilations, studies or other documents prepared by the Company, or by its agents, representatives or employees. Consultant undertakes, during the term of this Agreement and after termination thereof, not to divulge to anyone and not to use, directly or indirectly, for its own purposes or for any purpose that is not in the best interest of the Company, any and all such confidential information. Consultant hereby acknowledges expressly the confidentiality nature of that information.

10.	NON-SOLICITATION

10.1	Consultant undertakes and agrees that during the term of this Agreement and for a six-month period thereafter, Consultant will not:

10.1.1

solicit, do or endeavour to do business with or hire, directly or indirectly, in any manner whatsoever, in the capacity of employee, consultant or in any other capacity whatsoever, one or more employees, directors, officers or other persons (hereinafter collectively referred to as the “Employees”) working for the Company at the time of termination of this Agreement, nor endeavour, directly or indirectly, in any manner whatsoever, to encourage any of said Employees to leave his/her post with the Company;

10.1.2

endeavour, directly or indirectly and in any manner whatsoever, to solicit, accept orders or negotiate agreements for services or products competitive with those of the Company from or with any prior or existing clients of the Company at the time of termination of this Agreement, or incite or induce any clients or suppliers to terminate, in whole or in part, its business relations with the Company at the time of the termination of this Agreement.

10.2

        Consultant hereby acknowledges and agrees that all restrictions contained in this section 10 are necessary, valid and reasonable with regard to time, scope of activity and geographical area and are necessary to protect the Company’s legitimate interests. Consultant hereby expressly agrees that damages may not be an adequate remedy to compensate the Company for any breach of its obligations contained in this section 10, and accordingly agrees that in addition to any and all other remedies available, the Company shall be entitled to obtain relief by way of injunction to enforce the obligations in this section 10.

10.3

        In the event that any part of the foregoing covenants in this section 10 should be held to be invalid, the remainder thereof shall continue in full force and effect so as to protect the legitimate interests of the Company in its respective business. In addition, should any provision of this section 10 be declared or be determined by any court of competent jurisdiction to be unreasonable or excessively broad as to time, scope of activity or geographical area, it is agreed that the Company shall be entitled to enforce said provision for such period of time, for such activity and/or within such area as may be determined to be reasonable and appropriate in said court.

11.	NOTICE

11.1

        Any notice or communication permitted or required by this Agreement shall be deemed effective when personally delivered or deposited, postage prepaid, in the first class mail properly addressed to the appropriate party at the address set forth below:

11.1.1	if to Consultant:

Mr. Carlo Coda-Nunziante

Via Benedetto Marcello, 6

20124 Milano (MI)

Italy

Telecopier: 011 39 02 4550 0991

11.1.2	if to Company:

Birks Group Inc.

2020 Boul. Robert-Bourassa, Suite 200

Montreal, Québec

Canada, H3A 2A5

Telecopier: (514) 397-2537

Attention: Vice-President, Legal Affairs and Corporate Secretary

12.	MISCELLANEOUS.

12.1	Entire Agreement and Amendments

This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and replaces and supersedes all other agreements or understandings, whether written or oral. No amendment or extension of the Agreement shall be binding unless in writing and signed by both parties.

12.2	Binding Effect, Assignment

This Agreement shall be binding upon and shall inure to the benefit of Consultant and the Company and to the Company’s successors and assigns. Nothing in this Agreement shall be construed to permit the assignment by Consultant of any of its rights or obligations hereunder, and such assignment is expressly prohibited without the prior written consent of the Company.

12.3	Governing Law, Severability

This Agreement shall be governed by the laws of the Province of Québec and the laws of Canada applicable thereto. The invalidity or unenforceability of any provision of the Agreement shall not affect the validity or enforceability of any other provision.

12.4	Language

This Agreement and related documents have been drawn up in English at the express request of the parties. Cette entente et les documents y afférents ont été rédigés en anglais à la demande formelle des parties.

NOW THEREFORE, the parties have executed this Agreement as of the date first written above.

BIRKS GROUP INC.

per: /s/ Jean-Christophe Bédos
Jean-Christophe Bédos
President and Chief Executive Officer

/s/ Carlo Coda Nunziante
CARLO CODA NUNZIANTE